Exhibit 99.1

Sandstorm Gold Announces 10 Royalty Agreements

VANCOUVER, Jan. 27, 2015 /CNW/ - Sandstorm Gold Ltd. ("Sandstorm" or the "Company") (NYSE MKT: SAND, TSX: SSL) is pleased to announce that the Company has entered into 10 royalty agreements on properties in Africa and the USA. A summary of the royalties is listed below:

Project Name	Location	Royalty Terms
Bomboré	Burkina Faso, Africa	0.45%-1.2% NSR
Akorade	Ghana, Africa	1.0% NSR
Bellview	Nevada, USA	0.5% NSR
East Walker	Nevada, USA	1.0% NSR
Hot Pot	Nevada, USA	0.5% NSR
Horsethief	Nevada, USA	1.0% NSR
Fri Gold	Nevada, USA	0.5% NSR
Kobeh	Nevada, USA	0.5% NSR
Ashby	Nevada, USA	1.0% NSR
Columbia	Nevada, USA	1.0% NSR

"The additional royalties provide Sandstorm with long-term exposure to a number of high quality assets with a relatively small capital outlay," said Sandstorm's President and CEO, Nolan Watson. "We now have a total of 56 streams and royalties and we are focused on deploying our available capital of over US$165 million into additional transactions that will grow our future production and cash flow."

— BOMBORÉ ROYALTY

Sandstorm has completed a royalty agreement with Orezone Gold Corp. ("Orezone") (TSX: ORE) to provide up to US$8.0 million in financing to advance its Bomboré Project in Burkina Faso, West Africa ("Bomboré"). Sandstorm will deliver US$3.0 million upfront to acquire a 0.45% net smelter returns ("NSR") royalty on Bomboré (the "Upfront Royalty") and has committed to an additional US$5.0 million in royalty financing, available to Orezone on a drawdown basis for a period of two years (the "Standby Royalty"). Orezone can access the Standby Royalty in the following three tranches:

•	US$1 million for a 0.15% NSR;
•	US$1 million for a 0.15% NSR; and
•	US$3 million in cash or shares for a 0.45% NSR.

Sandstorm has a right of first refusal ("ROFR") on any future stream or royalty financings related to the Bomboré Project until 36 months following the achievement of commercial production at the mine.

Orezone has the option to repurchase the Upfront Royalty from Sandstorm for a period of 36 months, at a premium of 10% per year up to a maximum of 30%. The Standby Royalty can also be repurchased at a premium of 10% per year if Orezone completes a gold stream financing and Sandstorm participates for no less than US$30 million.

Orezone's 168 km2 Bomboré project is the largest undeveloped oxide gold deposit in Burkina Faso, containing 4.6 million ounces of measured and indicated gold resources (2.0 million ounces of oxide resources and 2.6 million ounces of sulfide resources). Gold resources occur at surface in several zones along an 11 kilometre strike length. Resources are open at depth and the average drilling depth to date is about 120 metres below surface.

The gold mineralization occurs within the main Bomboré shear zone and is associated with silica, sulphide and carbonate-albite-tourmaline-biotite alteration as well as arrays of quartz veins and veinlets. Gold is free and mainly associated with minor pyrite, chalcopyrite and arsenopyrite disseminations and stringers.

The Bomboré project is located 85 kilometres east of the capital city of Ouagadougou and is adjacent to the national paved highway. The available infrastructure includes a high voltage power line nearby, access to sufficient water and a local labor force. Orezone is currently working towards the completion of a Feasibility Study and intends to apply for a mining permit during the first half of 2015.

Mineral Resource Statement*

Category	Cut-off	Measured			Indicated			Inferred
		Quantity	Grade	Contained	Quantity	Grade	Contained	Quantity	Grade	Contained
	Au (gpt)	(000' tonnes)	Au (gpt)	Au (000'oz)	(000' tonnes)	Au (gpt)	Au (000'oz)	(000' tonnes)	Au (gpt)	Au (000'oz)
North
Laterite/Oxide	0.45	13,572	0.95	417	14,202	0.82	375	2,042	0.88	57
Transitional	0.45	9,221	0.93	275	5,837	0.92	173	788	1.00	25
Fresh	0.50	22,036	1.00	711	11,977	1.29	497	4,418	1.63	232
Sub-total		44,829	0.97	1,402	32,016	1.02	1,046	7,247	1.35	315
South
Laterite/Oxide	0.45	8,106	0.94	246	4,532	0.86	125	1,657	0.89	48
Transitional	0.45	7,488	0.89	214	2,967	0.96	92	1,345	0.96	41
Fresh	0.50	20,577	1.02	674	15,258	1.19	584	5,457	1.26	222
Sub-total		36,170	0.98	1,134	22,756	1.10	801	8,460	1.14	311
Southeast
Laterite/Oxide	0.45	244	1.33	10	365	1.05	12	301	0.97	9
Transitional	0.45	254	1.53	12	337	0.97	11	235	0.97	7
Fresh	0.50	1,529	1.44	71	1,316	1.43	61	2,177	1.15	81
Sub-total		2,027	1.44	94	2,018	1.28	83	2,713	1.12	97
Combined
Laterite/Oxide	0.45	21,921	0.95	673	19,099	0.84	513	4,000	0.89	115
Transitional	0.45	16,962	0.92	502	9,141	0.94	275	2,368	0.97	74
Fresh	0.50	44,142	1.03	1,456	28,551	1.24	1,142	12,053	1.38	534
Total		83,026	0.99	2,631	56,791	1.06	1,930	18,421	1.22	723

*Mineral resources are not mineral reserves and do not have a demonstrated economic viability. All figures have been rounded to reflect the relative accuracy of the estimates.

Pascal Marquis, Ph.D., P. Geo, is Orezone's Senior Vice President and a Qualified Person as defined by National Instrument 43-101 ("NI 43-101"). Dr. Marquis has reviewed and approved the technical information related to Bomboré in this press release.

— AKORADE ROYALTY

Sandstorm has completed a royalty agreement with Castle Peak Mining Ltd. ("Castle Peak") (TSX-V:CAP) on its Akorade Project in Ghana, West Africa ("Akorade"). Sandstorm delivered CAD$1.15 million upfront to acquire a 1% NSR royalty on Akorade, excluding the Bonsaso license. The Company has a ROFR on any future stream or royalty financings related to Akorade.

The Akorade project consists of nine concessions in the Ashanti gold belt covering approximately 225 km2 near the regional mining centre of Tarkwa. A main road runs through the property and Castle Peak has access to grid power from all concessions. Castle Peak recently published an inferred mineral resource based on a single shoot on the Apankrah structure and plans to continue exploration along this structure and on parallel structures in order to increase the resource. Recent drill result highlights included intersections of 4 metres of 22.8 gpt gold and 7 metres of 7.0 gpt gold. Initial metallurgical testwork on assay samples has resulted in greater than 97% recovery using gravity and carbon-in-leach processes with 85% recovery in a gravity concentrate. Castle Peak will use the resource estimation and metallurgical testing as a basis for a Preliminary Economic Assessment.

Darren Lindsay, P. Geo, is Castle Peak's President and CEO and a Qualified Person as defined by NI 43-101. Mr. Lindsay has reviewed and approved the technical information related to Akorade in this press release.

— NEVADA ROYALTIES

Sandstorm has acquired 8 royalties on early-staged projects in Nevada, USA in a transaction with Tarsis Resources Ltd. (TSXV:TCC). The Company also has a ROFR on any future stream or royalty agreements related to the Nevada properties. A brief description and location of the projects is listed below:

•	Bellview – Carlin Style gold in White Pine County
•	East Walker – High-sulphidation epithermal gold in Lyon County
•	Hot Pot – Carlin style gold in Lander County
•	Horsethief – Carlin Style gold in Lincoln County
•	Fri Gold – Gold bearing porphyry/epithermal system in Nye County
•	Kobeh – Carlin style gold in Eureka County
•	Ashby – Mesothermal gold in Mineral County
•	Columbia – Quartz veins with gold and arsenopyrite in Humboldt County

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a gold streaming company. Sandstorm provides upfront financing to gold mining companies that are looking for capital and in return, receives a gold streaming agreement. A gold stream gives Sandstorm the right to purchase a percentage of the gold produced from a mine, for the life of the mine, at a fixed price per ounce. Sandstorm has acquired a portfolio of ten streams and forty-six royalties, of which fourteen of the underlying mines are producing gold. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional streams and royalties.

For more information visit: www.sandstormgold.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm Gold Ltd. ("Sandstorm"). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans", or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled "Risks to Sandstorm" in Sandstorm's annual report for the financial year ended December 31, 2013 available at www.sedar.com. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Sandstorm does not undertake to update any forward looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

SOURCE Sandstorm Gold Ltd.

%CIK: 0001434614

For further information: Nolan Watson, Chief Executive Officer , 604 689 0234; Denver Harris, Investor Relations, 604 628 1178

CO: Sandstorm Gold Ltd.

CNW 09:23e 27-JAN-15